UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Earnings Release 2Q24

Aniversário Assaí
50 ANOS

EARNINGS CONFERENCE CALL

Friday, August 9, 2024

11:00 a.m. (Brasília) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Videoconference call in Portuguese via Zoom (simultaneous translation): click here

Information and links to access the call are available on our website and our quarterly earnings materials.

ASAI3 B3 **IBOVESPA** B3 **IBRA** B3 **IBRX100** B3 **ISE** B3 **ICO2** B3

ICON B3 **IGC** B3 **IGCT** B3 **ITAG** B3 **MLCX** B3 **ASAI** NYSE

EARNINGS RELEASE 2Q24

São Paulo, August 8, 2024** Assaí Atacadista announces its results for the 2nd quarter of 2024. All comments on EBITDA exclude other operating expenses and income in the periods. The interim financial information was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, CVM regulations and the technical pronouncements of the Accounting Pronouncements Committee (CPC). **To better represent the financial situation of the business, numbers in this report are shown in the Pre-IFRS 16 view, which excludes the effects of IFRS 16/CPC 06 (R2). Reconciliation with IFRS 16 is available in a specific chapter in this document.

2Q24 (vs. 2Q23)

REVENUE OF R$19.5 BILLION WITH GROSS MARGIN INCREASE DUE TO EFFICIENT COMMERCIAL DYNAMICS
EBITDA MARGIN PRE-IFRS16 ADVANCES +0.3 p.p. DRIVEN BY THE MATURATION OF THE NEW STORES
DECREASE IN LEVERAGE TO 3.65x (vs. 3.75x IN 1Q24 and 4.25x IN 2Q23) DUE TO OPERATIONAL IMPROVEMENT

EXPANSION

24 stores opened in the last 12 months: +133,000 square meters added to the sales area (+10% vs. 2Q23)

- 5 stores in 1H24 and improved footprint in Espírito Santo (ES) state with store opening in the capital, Vitória, in 2Q24
- 15 new units planned for 2024, surpassing the mark of 300 stores in operation (5 in 1H24 and 10 in 2H24)

SALES

R$ 19.5 billion, growth of ~R$2 billion (+11%): maturation of new stores and 'same-stores' performance

- **Same-store sales: +2.9% excluding calendar effect**
- **Sales per square meter: R$ 4.4 thousand,** the highest productivity in the sector
- **Tickets: 77 million (+9%),** which represents an increase of more than 2 million clients per month
- Revenue 1H24: R$ 38.3 billion, with an increase of R$ 4.2 billion (+12% vs. 1H23)

EBITDA

R$ 965M in Pre-IFRS 16 view, **an increase of +18%, with 0.3 p.p. margin expansion to 5.4%**

- **EBITDA margin Pre-IFRS16 in line with the level prior to the conversion project**
- **Conversions maturation: EBITDA mg. Pre-IFRS16 of 2022 converted stores in line with Company's average (5.4% in LTM)**
- **EBITDA Post-IFRS 16: R$ 1.3 billion, with a margin of 7.2%** (+0.2 p.p. vs. 2Q23)
- In 1H24, EBITDA margin advances +0.6 p.p. in the Pre-IFRS16 view and +0.5 p.p. in the Post-IFRS16 view (vs. 1H23)

NET INCOME

EBT Pre-IFRS 16 of R$ 226M in 2Q24, **increases R$ 90M vs. 2Q23 (+66%),** reaching R$ 347M in 1H24 (+157%)
Net Income Pre-IFRS 16 **of R$ 165 million in 2Q24 (R$ 258M in 1H24)**

- Net Income Post-IFRS 16 of R$ 123M in 2Q24 (R$ 183 million in 1H24)

LEVERAGE AND CASH FLOW

Continued reduction in leverage[1] to 3.65x in 2Q24 (-0.60x vs. 2Q23 and -0.10x vs. 1Q24)

- **Important EBITDA contribution to the deleveraging process, with an increase of R$ 827M (+28%) in the 12-month period**
- **Leverage target below 3.2x by the end of 2024**

Available cash position[2] amounted to ~R$ 7 billion in 2Q24 (+34% vs. 2Q23)

- **Success in debentures issue: R$ 1.8 billion at CDI+1.25%, below the average cost of debt (CDI+1.49% in 1Q24)**
- **Stable working capital level in the quarter compared to 1Q24 (~5 days)**

(1) Net Debt + Discounted receivables+ Balance payable from acquisitions of hypermarkets / Adjusted EBITDA Pre-IFRS16

(2) Include Cash and Cash Equivalents and Undiscounted Receivables

We ended the first half of 2024 with the opening of 5 new stores, improvement in profitability due to continuous maturation of the new stores, and reduction in leverage, which reached 3.65x in the last quarter. Revenue exceeded R$ 38 billion, an increase of R$ 4.2 billion from 1H23, while the EBITDA pre-IFRS 16 reached R$1.9 billion, with a margin of 5.3%, +0.6 p.p. higher vs. 1H23. The second half of the year begins with the celebration of our 50th anniversary. It will be the largest campaign in our history: we will have the participation of over 50 suppliers and distribute R$ 20 million in prizes, including a trip on an exclusive Assaí ship with a capacity for 5,000 people. We reiterate the expansion projections, with the opening of 10 more stores in the second half of the year, ending the year with 15 new units and thus surpassing the 300-store mark in operation, as well as reducing leverage to below 3.2x, reinforcing our commitment to sustainable growth and value creation for our shareholders.

Belmiro Gomes, CEO of Assaí

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FINANCIAL HIGHLIGHTS

REVENUE EXPANSION WITH INCREASING CUSTOMER TRAFFIC AND
IMPROVED SAME-STORE SALES GROWTH

(1) LfL excludes calendar effect of -0.7%

Net sales reached R$ 17.9 billion in 2Q24 (+11.8%), with an increase of R$ 1.9 billion compared to 2Q23. In the 2-year period, sales showed a significant increase of R$ 4.6 billion (+34.5% vs. 2Q22). The number of tickets reached 77 million in 2Q24 (+9.3% vs. 2Q23 and +36.5% in two years). The performance is the result of:

(i)	the performance of the 24 stores opened over the last 12 months (+9.6%), of which 9 conversions;
(ii)	'same-store' sales of +2.9% (excluding the calendar effect referring to the Easter shift to 1Q24), with a highlight on the performance of converted stores and gains in market share in April and May;
(iii)	the positive impact on sales due to the strong movement of donations made by customers from all over Brazil to assist those affected by the floods that occurred in the state of Rio Grande do Sul in May; and
(iv)	the continuous improvement in the shopping experience, with an increase in the offering of services (such as butcher sections, cold cuts sections or bakeries) in 80 stores from April to July/24. By the end of this period, the Company has 234 stores offering services.

Sales per square meter reached R$ 4.4 thousand in 2Q24, a level that represents the highest productivity in the sector.

In 1H24, net sales reached R$ 35.1 billion, a growth of +12.9%, representing an increase of R$ 4.0 billion compared to 1H23. Sales performance reflects the progress of the maturation of conversions and a +3.2% growth in 'same-store' sales.

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OPENING OF 5 STORES IN 1H24 AND EXPANSION OF PRESENCE IN THE ES

Assaí ended the quarter with 293 stores in operation after the opening of its first store in Vitória, expanding its presence in the state of Espírito Santo (ES) with the opening of the 2nd store in the state within less than 1 year. In the last 12 months, 24 stores were opened, of which 9 were conversions and 15 were organic stores, representing an addition of
133,000 square meters to the sales area (+9.8% vs. 2Q23).

For the second half-year, we have planned the opening of 10 more stores, in line with the guidance of 15 new ones for the year, which will lead Assaí to surpass the mark of 300 stores in operation by the end of 2024.

COMMERCIAL GALLERIES REACH 74% OCCUPANCY AND CONTRIBUTE TO THE MATURATION OF CONVERSIONS

The commercial galleries project, an important tool to drive customer traffic and generate incremental revenue and dilution of occupancy costs, continues to evolve. Revenue reached R$ 26 million in the quarter, a growth of +13.0% versus 2Q23, while occupancy reached approximately 74% (vs. 70% in 1Q24). In the first 6 months of the year, revenue from commercial galleries totaled R$52 million, up +18.2% from 1H23.

CONVERSIONS MATURATION IS EVOLVING, CONTRIBUTING TO THE COMPANY'S CONSOLIDATED PROFITABILITY GROWTH

The 64 hypermarket conversions, located in privileged, densely populated and widely known locations, continue to undergo the maturation process, contributing significantly to the Company's results.

The 47 stores converted in 2022, which already show a more advanced stage of maturation, achieved an average sale/store of around R$ 26.5 million in 2Q24. The EBITDA margin of conversions inaugurated in 2022 reached 5.1% in the quarter (+1.4p.p. vs. 2Q23). The sales level reached at the end of 2Q24 represents an increase of approximately 25% in comparison to the organic stores opened until 2022, which ended the period with an average monthly revenue of R$ 21.2 million.

In the last 12-month period, the average monthly revenue of the 47 conversions inaugurated in 2022 reached
R$ 26.5 million, with an EBITDA margin of 5.4%, with an increase of +1.0 p.p. in the last 6 months.

EVOLUTION OF PHYGITAL STRATEGY WITH IMPROVEMENTS IN ‘MEU ASSAÍ’ APP

‘Meu Assaí’ App reached 14 million registered customers, which represents an increase of approximately 1 million customers between April and June. One of the objectives of the Assaí 50th Anniversary Campaign, in effect since the beginning of August, is to expand the customer base registered in the app, contributing to the Company's strategy of gaining a better understanding of customers' consumption habits.

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Furthermore, aiming to increase customer convenience, the application was updated in June 2024. In the new version, it is possible to find exclusive discounts, promotional circulars for the period based on geolocation (with direction to the nearest store), digital wallet (with the possibility of viewing the digital balance and a tool for calculating savings with the use of the app), as well as the opportunity to request the Passaí card online.

PROFITABILITY EVOLUTION REFLECTS STORES MATURATION AND
EXPENSES CONTROL

Gross profit reached R$ 2.9 billion, 13.6% higher than 2Q23, resulting in a margin of 16.5% (+0.3 p.p. vs. 2Q23). The performance in the period is mainly the result of:

(i)	the maturation of the new stores;
(ii)	the efficient commercial strategy, which resulted in Market Share gains in the months of April and May;
(iii)	the fast adjustment of assortments and services that, together with the ongoing evolution of the business model, continues to provide continuous growth in customer traffic.

In 1H24, gross profit reached R$ 5.7 billion (+15.2% vs. 1H23), with a margin of 16.3% (+0.3 p.p. vs. 1H23). This performance resulted in stability in market share and reflects Assaí's commercial strategy, aligned to market competitiveness, stores in maturation phase, and investments in the modernization of our units and in the improvement of the shopping experience to meet the growing demands of our customers.

Selling, general and administrative expenses corresponded to 11.2% of net sales in 2Q24. The stability compared to 2Q23 reflects efficiency in expense control and the continuity of the maturation process of new stores, even amid the implementation of services (such as butcher sections, cold cuts sections or bakeries) in 80 stores since April. In 1H24, the representativeness of selling, general and administrative expenses in relation to net sales decreased 0.2 p.p., reaching 11.2%, a result explained by operational efficiency gains due to maturation of the operation of new stores.

Equity income, an interest of approximately 18% in FIC, totaled R$ 16 million in 2Q24, representing an increase of +33.3% vs. 2Q23. The number of Passaí cards issued reached 2.9 million (+17.9% vs. 2Q23), now accounting for 4.3% of sales.

EBITDA in the quarter totaled R$ 965 million, an increase of R$ 150 million or +18.4%, with a margin of 5.4% (+0.3 p.p. vs. 2Q23). In 1H24, EBITDA reached R$ 1.9 billion (+R$ 395 million vs. 1H23), resulting in a margin of 5.3%, which represents a significant expansion of +0.6 p.p. compared to the previous year. The margin level presented in 2Q24 and 1H24 represents a return to levels seen before the conversion project, attesting the maturation of the new stores and the attractiveness of the business model.

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STABLE FINANCIAL RESULT AS % OF NET SALES

The net financial result totaled R$ 468 million in 2Q24, equivalent to 2.6% of net sales, a stable level when compared to 2Q23. The nominal variation in the financial result compared to 2Q23 is explained by:

(i)	the Cash and Cash Equivalents yield, impacted by the lower average cash applied compared to the previous period (R$ 835 million in 2Q24 vs. R$ 1.2 billion in 2Q23). However, the average cash has increased compared to the last 2 quarters (R$ 777 million in 4Q23 and R$ 639 million in 1Q24);
(ii)	the increase in the Debt Cost line due to:
a.	the mark-to-market adjustment of debts indexed to IPCA with a swap to CDI (4 series of CRIs), resulting in a non-cash negative impact of R$ 33 million in 2Q24 (vs. positive R$ 9 million in 2Q23); and
b.	the lower level of capitalized interest (non-cash effect) due to the final phase of the conversion project (R$ 5.5 million in 2Q24 vs. R$ 53.4 million in 2Q23);
(iii)	the positive impact on the Other Financial Revenues/Expenses and Monetary Correction line, mainly due to the end of interest related to the hypermarkets acquisition (R$ 0 in 2Q24 vs. expense of R$ 55 million in 2Q23).

Sequentially, the net financial result for 2Q24 reduced R$ 42 million (vs. R$ 510 million in 1Q24) and -0.4p.p. as a % of net sales (3.0% in 1Q24).

EARNINGS BEFORE TAXES INCREASES 66% GIVEN OPERATIONAL IMPROVEMENTS

Earnings before tax (EBT) in the pre-IFRS16 view reached R$ 226 million in 2Q24, an increase of R$ 90 million compared to the same period last year, representing an expansion of +66.2% vs. 2Q23. In the year-to-date, EBT pre-IFRS16 totaled R$ 347 million, which represents a significant growth of 157.0% compared to 1H23. In the post-IFRS16 view, in turn, EBT was R$ 158 million (+R$ 49 million or +45.0% vs. 2Q23), accumulating R$ 212 million in 1H24 (+116.3% vs. 1H23).

Net income in the pre-IFRS16 view totaled R$ 165 million in 2Q24, with net margin of 0.9%. In the first 6 months of the year, net income pre-IFRS16 reached R$ 258 million, with a margin of 0.7%. This result is explained mainly by the continued maturation process of the new stores and by expense control, despite the higher financial expense and the restrictions of the new rules for the use of the subsidy for investments.

In the post-IFRS16 view, quarterly net income reached R$ 123 million, with a net margin of 0.7%. In 1H24, net income totaled R$ 183 million, with a margin of 0.5%.

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INVESTMENTS IN THE ORGANIC EXPANSION PROGRESS

The investments (considering addition to property, plant and equipment) totaled R$ 320 million in 2Q24 and
R$ 551 million in 1H24. The amount in the 1H24 is due to the expansion progress, with the opening of 5 stores in 1H24, 4 stores in 1Q24 and 1 store in 2Q24, in addition to 10 stores under construction with expected opening in 2H24.

CASH CYCLE DEMONSTRATES RESILIENCE OF THE BUSINESS MODEL

In days of COGS

(1) Cash Cycle = Suppliers (-) Inventories (-) Receivables (Including discounted receivables)

The cash cycle remained stable compared to 1Q24 (5.0 days in the 2Q24 vs. 4.6 days in the 1Q24).

Compared to 2Q23, cash cycle reduced 5.6 days, mainly due to the decrease in supplier days. As mentioned in the 2Q23 earnings call, the strong comparison base was a one-off event.

It is important to note that the receivables line shows a slight decrease compared to 2Q23 and stability compared to 1Q24. The Company emphasizes that there was no change in the installment policy for clients purchases in 2Q24.

Over the past 24 months, the following factors affected the cash cycle:

•	2Q22: Higher inventory levels (51.5 days) preceding the intense process of opening 52 stores in the second half of 2022;
•	2Q23: (i) normalization of inventory days, with a reduction of 6.3 days (from 51.5 days in 2Q22 vs. 45.2 days in 2Q23), following the intense pace of expansion and maturation of new stores, as well as preparation for the deflationary period, which led to a (ii) temporary increase in supplier of 6.9 days (67.9 days in 2Q23 vs. 60.4 days in 2Q22);
•	2Q24: An improvement of 0.9 days in inventory compared to 2Q23, reaching 44.3 days, continuing the store maturation process.

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OPERATING CASH GENERATION OF R$ 7.6 BILLION SUPPORTED 88% OF INVESTMENTS IN 2 YEARS

The operational cash generation totaled R$ 7.6 billion over the past 24 months. This performance is due to the EBITDA, which totaled R$ 6.8 billion, and a positive working capital variation of R$ 816 million, as detailed in the previous section.

Over the last 2 years, Assaí underwent a significant expansion, opening 84 stores (64 conversions of acquired hypermarkets and 20 organic). The Company invested R$ 8.5 billion, of which R$ 4.8 billion was in expansion (organic openings and hypermarket conversions), R$ 2.9 billion for the acquisition of 66 hypermarkets, and R$ 0.9 billion in maintenance and renovations, including the implementation of new services. Operational cash generation (R$ 7.6 billion) supported 88% of the total investment made during the period.

Additionally, the cash flow also reflects the effects of the higher level of debt and interest payments, resulting from the expansion process that includes hypermarket conversions and the high SELIC rate.

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CONTINUED REDUCTION IN LEVERAGE

Success in the issuance of debentures: R$ 1.8 billion at CDI+1.25%, below the average debt cost (CDI+1.49% in 1Q24) and with an extension of the average term (from 28 months to 32 months) as part of the process of improving the Company's debt profile. This issuance increases the level of gross debt, but also the level of cash and cash equivalents, with a neutral effect on net debt. It is worth noting that the increase in gross debt (from R$ 15.7 billion in 1Q24 to R$ 17.5 billion in 2Q24) is for a short period, as there are maturities of R$ 2.4 billion scheduled for the second half of 2024, with R$ 1.8 billion due in August.

The leverage ratio, represented by the Net Debt/Adjusted EBITDA Pre-IFRS16, reached 3.65x in 2Q24. This result represents a reduction of 0.60x compared to the same period last year and 0.10x compared to 1Q24 due to the operating cash flow generated with the maturation of the new stores.

(1) Adjusted EBITDA Pre-IFRS16 accumulated the last 12 months (excluding equity income)
(2) Contractual Ratios: [Gross Debt (-) Cash (-) Card Receivables] / [Gross Profit (-) SG&A (-) Depreciation and Amortization (+) Other Operating Income]
Unscaled graph

At the end of the period, the balance of discounted receivables was R$ 1.6 billion, with an average term of 7 days. Note that the prepayment of receivables is a typical operation of the Brazilian retail/market and a relevant component of the Company's treasury management, which manages the cash balance invested and the amount of receivables available for discount.

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COMPANY'S CASH AND CASH EQUIVALENTS TOTAL R$ 7 BILLION

The Company ended the quarter with total cash and cash equivalents of R$ 6.9 billion including undiscounted receivables that can be converted into cash by the next business day (D+1). This amount was R$1.7 billion higher than in 1Q24 and R$1.8 billion compared to 2Q23, especially due to inflow of resources related to the issuance of debentures by the end of June 2024 (R$ 1.8 billion).

The Company's cash and cash equivalents increase along with the average cash balance of R$ 835 million in 2Q24 (compared to R$ 777 million in 4Q23 and R$ 639 million in 1Q24) and the balance of undiscounted receivables (R$ 1.8 billion at the end of 2Q24 vs. R$ 535 million at the end of 2Q23 and vs. R$ 625 million in 1Q24) due to the latest issue of debentures.

FORFAITING

Operations involving the sale of receivables to a financial institution and prepayment of receivables are common practices in the retail sector and in the Brazilian market.

The Company offers its product and property, plant and equipment suppliers the possibility of advancing their receivables through agreements with financial institutions. The agreements are designed to provide advance liquidity to suppliers and hence such operations, also known as “forfaiting”, are carried out at the sole discretion of the supplier. As such, financial institutions become the creditors and the Company makes payments under the same conditions agreed originally with the suppliers and receives a commission from the financial institutions for this intermediation recorded as financial revenue, which totaled R$ 28 million in 1H24. There is no obligation resulting in expenses for the Company and these liabilities are not considered net debt.

The Company Management also considered the guidelines issued by CVM SNC/SEP Letter 01/2022, providing the qualitative aspects on this topic and concluded that there are no significant impacts precisely because the economic essence of the transaction is maintained and because there is no change in the conditions originally agreed with suppliers.

On June 30, 2024, the balance payable on these operations was R$ 659 million (R$ 510 million related to products and R$ 149 million to property, plant and equipment) vs. R$ 1.5 billion on December 31, 2023 (R$ 1.1 billion related to products and R$ 389 million to property, plant and equipment) vs. R$1.5 billion on June 30, 2023 (R$ 593 million related to products and R$ 956 million to property, plant and equipment).

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CONTINUOUS SUSTAINABILITY IMPROVEMENTS

The Company’s new Sustainability Strategy aims to boost prosperity for all through responsible and transparent operations and less environmental impact, based on three strategic pillars:

•	Efficient operations: innovations to reduce impact on the climate and ensure more responsible supply chains.
•	People and community development: promoting prosperity for all, with growth opportunities for employees, entrepreneurs and communities.
•	Ethical and transparent management: ethical and transparent relationships guided by ESG good practices.

The highlights of 2Q24 were:

EFFICIENT OPERATIONS

•	Reuse of 42% in waste treatment processes in 2Q24 through recycling, composting, and reduction of food waste (-1% p.p. vs. 2023), notably through the Destino Certo program, which prevented more than 929 tons of fruits and vegetables from being sent to landfills.

PEOPLE AND COMMUNITY DEVELOPMENT

•	Assaí continued its efforts to promote an increasingly diverse and inclusive working environment:
o	25.1% of women in leadership positions (-0.3 p.p. vs. 2Q23);
o	42.9% of Black people in leadership positions (managers and above), stable vs. 2Q23;
o	Among the Ibovespa companies with the highest level of black people in leadership positions
o	Certification as one of the "best companies for LGBTQIA+ people to work for", according to the Human Rights Campaign (HRC) Foundation, Instituto Mais Diversidade and the LGBTI+ Forum.
•	Through the Assaí Institute, the Company continues to promote opportunities and paths to prosperity for people and communities:
o	Donation of 1,365 tons of food and hygiene and cleaning items to families in vulnerable situations in 2024, including the emergency action in support of the State of Rio Grande do Sul (RS), sending 88 tons of food, 750 mattresses, and 2,500 blankets to families affected by heavy rains;
o	Donation of 54 tons of clothes, warm clothing and blankets destined (+28% vs. 2Q23) to 31 partner social institutions throughout Brazil through the campaign "Warm Clothing is Something We Share";
o	The Sports and Citizenship Forum was held involving more than 40 social institutions to discuss gender equality, anti-racist education, mental health, and non-violent communication in sports.

..

AWARDS AND RECOGNITIONS

The highlights in the period were:

•	Ibevar-FIA 2024 Ranking: Most admired wholesaler by consumers;
•	25th edition of the Modern Consumer Award for Excellence in Customer Service: for the 4th time awarded 1st place in the Retail - Supermarkets, Proximity and Cash & Carry category;
•	The Best of São Paulo: elected by the people of São Paulo, for the 9th consecutive time, the Best Wholesaler in the capital;
•	Brazilian Supermarkets Association (ABRAS) and ABAAS Rankings: 2nd place among the largest food retailers in Brazil in 2023 (criterion: revenue);

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•	Best Investor Day by Institutional Investor: 3rd place in the retail category according to the Buy Side evaluation;
•	Interbrand Ranking of Most Valuable Brazilian Brands: 22nd most valuable Brazilian brand and 1st in the food retail segment.

ABOUT SENDAS DISTRIBUIDORA S.A.

Assaí Atacadista is a Corporation (company without a single controlling shareholder) that has been operating for 50 years in Cash & Carry and the food network with the biggest presence in Brazilian homes (NielsenIQ Homescan). It is one of Brazil's largest retailers, having recorded gross sales of R$ 72.8 billion in 2023. Established in São Paulo (SP), it serves small and midsize merchants and consumers who seek greater savings in both unitary and large volume purchases.

Assaí is the only exclusively Cash&Carry company whose shares are listed on both the Brazilian Stock Exchange (B3 - ASAI3) and the New York Stock Exchange (NYSE - ASAI). Currently, it has 293 stores across all regions in Brazil (24 states and the Federal District) and more than 80,000 employees, being considered one of the best companies to work for in Brazil by the Great Place to Work (GPTW). Recognized for its strong social work, it has the Assaí Institute, which, since 2022, has been working on social impact actions in support of entrepreneurship, promotion of sports, and food security.

Throughout the second quarter of 2024, it was ranked 1st in the Retail - Supermarkets, Proximity, and Cash & Carry category of the 25th edition of the Modern Consumer Award for Excellence in Customer Service, in addition to being the 22nd most valuable Brazilian brand and the 1st in the food retail segment according to the Interbrand Ranking of Most Valuable Brazilian Brands. The Company is also the only food retailer in the top 10 of the IDIVERSA B3 portfolio, which recognizes publicly held companies with the best indices in racial and gender diversity.

CONTACTS – INVESTOR RELATIONS DEPARTMENT

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

Gabrielle Castelo Branco Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

Guilherme Muniz

João Felipe Pessoa

Marcel Silva

Email: ri.assai@assai.com.br

Website: www.ri.assai.com.br

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APPENDICES

IFRS-16 IMPACTS

With the adoption of IFRS16 in January 2019, a few income statement lines are affected. The table shows the key changes:

(R$ million)	2Q24 PRE	2Q24 POST	2Q24 Δ	2Q23 PRE	2Q23 POST	2Q23 Δ
Selling, General and Administrative Expenses	(2,002)	(1,698)	304	(1,795)	(1,480)	315
Adjusted EBITDA	965	1,288	323	815	1,113	298
Adjusted EBITDA Margin	**5.4%**	**7.2%**	***1.8 p.p.***	**5.1%**	**7.0%**	***1.9 p.p.***
Other Operating Revenue (Expenses), net	(4)	(4)	-	(19)	(18)	1
Depreciation and Amortization	(267)	(407)	(140)	(240)	(358)	(118)
Net Financial Result	(468)	(719)	(251)	(420)	(628)	(208)
Income Tax and Social Contribution	(61)	(35)	26	38	47	9
Net Income for the Period	165	123	(42)	174	156	(18)
Net Margin	**0.9%**	**0.7%**	***-0.2 p.p.***	**1.1%**	**1.0%**	***-0.1 p.p.***

(R$ million)	1H24 PRE	1H24 POST	1H24 Δ	1H23 PRE	1H23 POST	1H23 Δ
Selling, General and Administrative Expenses	(3,925)	(3,319)	606	(3,555)	(2,992)	563
Adjusted EBITDA	1,862	2,505	643	1,467	2,064	597
Adjusted EBITDA Margin	**5.3%**	**7.1%**	***1.8 p.p.***	**4.7%**	**6.6%**	***1.9 p.p.***
Other Operating Revenue (Expenses), net	(7)	(8)	(1)	(24)	(14)	10
Depreciation and Amortization	(530)	(806)	(276)	(460)	(694)	(234)
Net Financial Result	(978)	(1,479)	(501)	(848)	(1,258)	(410)
Income Tax and Social Contribution	(89)	(29)	60	117	130	13
Net Income for the Period	258	183	(75)	252	228	(24)
Net Margin	**0.7%**	**0.5%**	***-0.2 p.p.***	**0.8%**	**0.7%**	***-0.1 p.p.***

OPERATIONAL INFORMATION

I – Number of stores and sales area

Since the start of conversions (3Q22), six stores have been closed, one in 3Q22, three in 4Q22, one in 2Q23, and one in 3Q23. Furthermore, the sales area of five stores in operation was expanded through the conversion project.

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FINANCIAL INFORMATION

The interim financial information (excluding appendix II) was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, CVM standards and the technical pronouncements of the Accounting Pronouncements Committee (CPC).

II - Income Statement (Pre-IFRS 16)

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III - Income Statement (Post-IFRS 16)

R$ - Million	2Q24	2Q23	Δ%	1H24	1H23	Δ%
Gross Revenue	**19,469**	**17,553**	**10.9%**	**38,295**	**34,120**	**12.2%**
Net Revenue	**17,871**	**15,984**	**11.8%**	**35,093**	**31,080**	**12.9%**
Cost of Goods Sold	**(14,901)**	**(13,403)**	**11.2%**	**(29,301)**	**(26,048)**	**12.5%**
Depreciation (Logistic)	(22)	(17)	29.4%	(42)	(40)	5.0%
Gross Profit	**2,948**	**2,564**	**15.0%**	**5,750**	**4,992**	**15.2%**
Selling Expenses	(1,504)	(1,303)	15.4%	(2,920)	(2,609)	11.9%
General and Administrative Expenses	(194)	(177)	9.6%	(399)	(383)	4.2%
Selling, General and Adm. Expenses	**(1,698)**	**(1,480)**	**14.7%**	**(3,319)**	**(2,992)**	**10.9%**
Equity income	16	12	33.3%	32	24	33.3%
Other Operating Expenses, net	(4)	(18)	-77.8%	(8)	(14)	-42.9%
Depreciation and Amortization	(385)	(341)	12.9%	(764)	(654)	16.8%
Earnings Before Interest and Taxes - EBIT	**877**	**737**	**19.0%**	**1,691**	**1,356**	**24.7%**
Financial Revenue	54	59	-8.5%	97	129	-24.8%
Financial Expenses	(773)	(687)	12.5%	(1,576)	(1,387)	13.6%
Net Financial Result	**(719)**	**(628)**	**14.5%**	**(1,479)**	**(1,258)**	**17.6%**
Income Before Income Tax - EBT	**158**	**109**	**45.0%**	**212**	**98**	**116.3%**
Income Tax and Social Contribution	(35)	47	-174.5%	(29)	130	-122.3%
Net Income for the Period	**123**	**156**	**-21.2%**	**183**	**228**	**-19.7%**
EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)	**1,284**	**1,095**	**17.3%**	**2,497**	**2,050**	**21.8%**
Adjusted EBITDA (1)	**1,288**	**1,113**	**15.7%**	**2,505**	**2,064**	**21.4%**

(R$ million)	2Q24	2Q23	Δ p.p.	1H24	1H23	Δ p.p.
Gross Profit	**16.5%**	**16.0%**	**0.5 p.p.**	**16.4%**	**16.1%**	**0.3 p.p.**
Selling Expenses	-8.4%	-8.2%	-0.2 p.p.	-8.3%	-8.4%	0.1 p.p.
General and Administrative Expenses	-1.1%	-1.1%	0.0 p.p.	-1.1%	-1.2%	0.1 p.p.
Selling, General and Adm. Expenses	**-9.5%**	**-9.3%**	**-0.2 p.p.**	**-9.5%**	**-9.6%**	**0.1 p.p.**
Equity Income	0.1%	0.1%	0.0 p.p.	0.1%	0.1%	0.0 p.p.
Other Operating Expenses, net	0.0%	-0.1%	0.1 p.p.	0.0%	0.0%	0.0 p.p.
Depreciation and Amortization	-2.2%	-2.1%	-0.1 p.p.	-2.2%	-2.1%	-0.1 p.p.
EBIT	**4.9%**	**4.6%**	**0.3 p.p.**	**4.8%**	**4.4%**	**0.4 p.p.**
Net Financial Result	**-4.0%**	**-3.9%**	**-0.1 p.p.**	**-4.2%**	**-4.0%**	**-0.2 p.p.**
Income Before Income Tax - EBT	**0.9%**	**0.7%**	**0.2 p.p.**	**0.6%**	**0.3%**	**0.3 p.p.**
Income Tax and Social Contribution	-0.2%	0.3%	-0.5 p.p.	-0.1%	0.4%	-0.5 p.p.
Net Income for the Period	**0.7%**	**1.0%**	**-0.3 p.p.**	**0.5%**	**0.7%**	**-0.2 p.p.**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**7.2%**	**6.9%**	**0.3 p.p.**	**7.1%**	**6.6%**	**0.5 p.p.**
Adjusted EBITDA (1)	**7.2%**	**7.0%**	**0.2 p.p.**	**7.1%**	**6.6%**	**0.5 p.p.**

(1) *Adjusted for Other Operating Revenue (Expenses)*

15

IV - Balance Sheet (Post-IFRS 16)

16

V - Cash Flow (Post-IFRS 16)

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.